UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

KBS Legacy Partners Apartment REIT, Inc.

(Name of Subject Company)

KBS Legacy Partners Apartment REIT, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

48243K 101

(CUSIP Number of Class of Securities)

W. Dean Henry

Chief Executive Officer

KBS Legacy Partners Apartment REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Christine C. Lehr, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by Everest REIT Investors I, LLC (the “Offeror”) to purchase up to 950,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Legacy Partners Apartment REIT, Inc., a Maryland corporation (the “Company”), at a purchase price of $7.50, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2016 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on December 29, 2016, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is KBS Legacy Partners Apartment REIT, Inc. and the address and telephone number of its principal executive offices are 800 Newport Center Drive, Suite 700, Newport Beach, California 92660 and (949) 417-6500, respectively.

The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.01 par value per Share. As of the close of business on January 4, 2017, there were 20,949,647 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 950,000 Shares, at a price of $7.50, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended, it will expire at 5:00 p.m., Pacific Time, on Monday, February 6, 2017.

According to the Offeror’s Schedule TO, the Offeror’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is 800-611-4613.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” and “Part III, Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 18, 2016 (the “2015 Form 10-K”) and (ii) “Certain Information About Management – Director Independence” and “ – The Conflicts Committee,” and “Stock Ownership” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 14, 2016 (the “2016 Proxy Statement”), all of which information is incorporated herein by reference. The 2015 Form 10-K and the 2016 Proxy Statement were previously made available to all of the Stockholders and are available for free on the SEC’s website at www.sec.gov.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation Recommendation.

The Board of Directors has thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO. In its review and analysis, the Board of Directors consulted with representatives of the Company’s external advisor, KBS Capital Advisors LLC (the “Advisor”), and the Company’s external sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), an affiliate of the Advisor, and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO. Further, the Board of Directors considered the range of the estimated value per share (“EVPS”) of the Company’s Common Stock as of December 9, 2016 (the “EVPS Range”) provided by CBRE, Inc. (“CBRE”), an independent, third-party valuation firm, and the approximate mid-range value (which is the EVPS of the Common Stock), as indicated in CBRE’s valuation report. The EVPS Range, mid-range value and EVPS were based on CBRE’s appraisals of the Company’s 11 real estate properties and valuations performed by the Advisor of the Company’s cash, other assets, mortgage debt and other liabilities. The Board of Directors further considered the fact that, in connection with such appraisals, CBRE reviewed certain property-level information, including offers received by Holliday Fenoglio Fowler, L.P. (“HFF”), which the Company engaged to market its real estate properties for sale as part of its exploration of strategic alternatives, during the marketing process for both the Company’s entire portfolio and individual properties. Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future regular or special distributions, if any or (ii) the timing of or ability to provide liquidity to the Stockholders.

(b)	Background.

On December 29, 2016, the Offeror filed the Schedule TO with the SEC, commencing the Tender Offer.

On December 30, 2016, the Board of Directors received and reviewed and copy of the Schedule TO filed by the Offeror on December 29, 2016.

On January 3, 2017, the Board of Directors received and reviewed a memorandum from the Company’s outside legal advisors relating to the Schedule TO summarizing (i) certain details and terms of the Tender Offer, (ii) the Board of Directors’ responsibilities and obligations in connection with the Tender Offer and (iii) certain steps the Board of Directors would be required to take in response to the Tender Offer.

Based on the Board of Directors’ (i) review, analysis and discussion with representatives of the Company’s management of the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) own extensive knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects, (iii) consultation with the representatives of the Advisor and Sub-Advisor and advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO, and (iv) analysis of CBRE’s valuation report, including the EVPS Range, approximate mid-range value and appraised values of the Company’s real estate properties included therein, in connection with which CBRE reviewed information relating to offers HFF received during the marketing process for both the Company’s entire portfolio and individual properties, all as part of the Company’s exploration of strategic alternatives, on January 6, 2017, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer.

(c)	Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with representatives of the Advisor and Sub-Advisor and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO; (iii) analyzed CBRE’s valuation report, including the EVPS Range, approximate mid-range value and appraised values of the Company’s real estate properties included therein, in connection with which CBRE reviewed information relating to offers HFF received during the marketing process for both the Company’s entire portfolio and individual properties, all as part of the Company’s exploration of strategic alternatives; and (iv) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor and Sub-Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor, the Sub-Advisor and their affiliates for the day-to-day operation of the Company’s business. The Company’s President, Peter M. Bren, who is also a director, is the President of the Advisor; the Company’s Chief Financial Officer, Jeffrey K. Waldvogel, is the Chief Financial Officer of the Advisor; and one of the Company’s Executive Vice Presidents, Peter McMillan III, is an Executive Vice President of the Advisor. In addition, the Company’s Chairman of the Board, C. Preston Butcher, who is also a director, the Company’s Chief Executive Officer, W. Dean Henry, and the Company’s other Executive Vice President, Guy K. Hays, are employed by affiliates of the Sub-Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and Sub-Advisor and their personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and future prospects.

The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Board of Directors believes that the Offer Price is significantly less than the current value and potential long-term value of the Shares. On December 9, 2016, the Board of Directors approved the EVPS of the Common Stock of $9.35 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of September 30, 2016. The Company currently expects to utilize an independent valuation firm to update the EVPS in December 2017. Based on discussions with representatives of the Advisor and Sub-Advisor and the Advisor’s and Sub-Advisor’s deep knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the EVPS has not been materially affected since December 9, 2016.

The Company engaged CBRE to perform appraisals of its 11 real estate properties and, through an affiliate, to provide the EVPS Range. CBRE utilized its appraisals of the Company’s 11 real estate properties and valuations performed by the Advisor of the Company’s cash, other assets, mortgage debt and other liabilities to determine the EVPS Range. The EVPS Range of $8.26 to $10.48 had an approximate mid-range value of $9.35 per share (which is the EVPS of the Common Stock), as indicated in CBRE’s valuation report and recommended by the Advisor. The mid-range value and EVPS were based on CBRE’s appraisals of the Company’s 11 real estate properties and valuations performed by the Advisor of the Company’s cash, other assets, mortgage debt and other liabilities. The Company notes that, during its appraisals of the Company’s real estate properties, CBRE collected all reasonably available material information that it deemed relevant in appraising such properties. Among other property-level information CBRE received from the Advisor and reviewed in connection with such appraisals were offers received by HFF for both the Company’s entire portfolio and individual properties as a result of HFF’s efforts to market the Company’s real estate properties for sale in connection with the Company’s exploration of strategic alternatives.

As with any valuation methodology, the methodologies used were based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different EVPS of the Common Stock, and this difference could be significant. Further, the value of the Shares will fluctuate over time in response to developments related to individual assets in the Company’s portfolio and the management of those assets, in response to the real estate and finance markets and due to other factors.

For important information regarding the methodologies, assumptions and limitations of the EVPS, see the Company’s Current Report on Form 8-K, filed with the SEC on December 15, 2016 (the “Valuation 8-K”), which is incorporated herein by reference. The Valuation 8-K is available for free on the SEC’s website at www.sec.gov. The Board of Directors notes the EVPS is subject to the methodologies, assumptions and limitations described in the Valuation 8-K.

•	The Offeror states in the Offer to Purchase, based on its review of The Direct Investments Spectrum, an independent secondary market reporting publication, that there was “only one sale of Shares on secondary markets in 2015 or through July 2016, at $8.75 per Share, during the April-May 2016 period.” The Offeror acknowledges that the information published by The Direct Investments Spectrum is believed to be the product of its private market research and does not constitute the comprehensive transaction reporting of a securities exchange. In addition, the Offeror states that it does not know whether the foregoing information is accurate or complete and is unaware of any other recent trading prices. As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to purchase Shares at a deeply discounted price relative to their current estimated value and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Shares. In that regard, the Board of Directors notes that, in the Offeror’s own words: “The [Offeror] is making the [Tender] Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $7.50 per Share, the [Offeror] is motivated to establish a price which might be acceptable to some [Stockholders] and is consistent with the [Offeror’s] objectives.” The Offeror also states that “[a]s a result of the limited sale alternatives for [Stock]holders, the [Offeror] may not need to offer as high a price for the Shares as [it] would otherwise.”

•	The Offeror states that it considered the EVPS of $9.35 among the factors it considered in determining the Offering Price as described in the Offer to Purchase. Another of the factors the Offeror used to determine the Offer Price was a “discount to potential liquidation value that is acceptable to Offeror given the illiquidity of the Shares.” However, the Offeror does not provide any analysis as to how it arrived at such discount. The Offeror does state that another factor it used to determine the Offer Price was its “desire to set an Offer Price that will be acceptable to some [Stockholders] and will also enable [the Offeror] to make a profit by holding on to the Shares until the [Company] is liquidated.” In other words, the Offeror created a “discount” calculated to arrive at an offer price the Offeror believed was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offeror. As previously stated, the Board of Directors believes that the Offer Price represents a significant “discount” to the Company’s EVPS.

•	The Offeror acknowledges that it “… did not obtain current independent valuations or appraisals of the [Company’s] assets” and that it “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Offeror further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offeror] or any affiliate of the [Offeror] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offeror’s valuation methods and the inadequacy of the Offer Price.

•	The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Offer Price.

•	As noted in its public filings, the Company may not redeem more than $2.0 million of Shares in the aggregate its share redemption program (the “SRP”) during any calendar year. Furthermore, during any calendar year, once the Company has redeemed $1.5 million of Shares under the SRP, including in connection with redemptions sought in connection with a Stockholder’s death, “qualifying disability,” or “determination of incompetence” (both as defined in the SRP and together with redemptions in connection with a Stockholder’s death, “Special Redemptions”), the remaining $0.5 million of the $2.0 million annual limit is reserved exclusively for Shares being redeemed in connection with a Special Redemption. The Board of Directors may amend, suspend or terminate the SRP without Stockholder approval upon 30 days’ notice, provided it may increase or decrease the funding available for the redemption of Shares pursuant to the SRP upon ten business days’ notice to the Stockholders.

The Board of Directors acknowledges that, in January 2016, the Company exhausted $1.5 million of funds available for redemptions for 2016 and in August 2016, the Company exhausted $0.5 million of funds available for Special Redemptions for the remainder of 2016.

As the annual limitation on the dollar value of Shares that may be redeemed under the SRP for 2017 has reset, the Company has an aggregate of $2.0 million of funds available for ordinary redemptions and Special Redemptions, subject to the above-described limitations in the SRP. As of December 31, 2016, the Company had $3.3 million of outstanding and unfulfilled ordinary redemption requests and $0.2 million of outstanding and unfulfilled Special Redemption requests, representing an aggregate of 380,174 shares. Because of the above-described limitations in the SRP, specifically the requirement that the first $1.5 million of funds is available for all redemptions and the last $0.5 million is available solely for Special Redemptions, the Company anticipates that it will exhaust all funds available for ordinary redemptions on the January 2017 redemption date, which is January 31, 2017.

Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. Pursuant to the Company’s charter, if the Shares are not approved for trading on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 by January 2020, the Board of Directors must adopt a resolution that declares a proposed liquidation is advisable on substantially the terms and conditions set forth in the resolution and direct that the proposed liquidation be submitted for consideration at either an annual or special meeting of the Stockholders; provided, however, that such Board of Directors action may be postponed if the conflicts committee of the Board of Directors determines by a majority vote that a liquidation is not then in the best interest of the Stockholders. If such Board of Directors action is so postponed, the conflicts committee must revisit the issue of liquidation at least annually and further postponement of such Board of Directors action would only be permitted if the conflicts committee again determined by a majority vote that a liquidation would not then be in the best interest of the Stockholders.

•	As previously disclosed, on January 21, 2016, the Board of Directors formed a special committee composed of all of the Company’s independent directors (the “Special Committee”) to explore the availability of strategic alternatives involving the Company with the goal of providing liquidity options for the Stockholders while preserving and maximizing overall returns on the Company’s investment portfolio. As part of the process of exploring strategic alternatives, on April 5, 2016, the Special Committee engaged Robert A. Stanger & Co., Inc. (“Stanger”) to act as financial advisor to the Company to assist the Company and the Special Committee with this process. Under the terms of the engagement, Stanger provided various financial advisory services, as requested by the Special Committee as customary for an engagement in connection with exploring strategic alternatives. Subsequently the Company engaged HFF to market its real estate properties for sale. However, the Company is not obligated to enter into any particular transaction or any transaction at all.

HFF has completed the marketing of the Company’s real estate properties and received offers for both the Company’s entire portfolio and individual properties. Based on feedback received during the marketing process, the Company anticipates that it will pursue certain strategic asset sales and hold the majority of its real estate properties in an effort to create additional Stockholder value, while still paying attractive distributions. The Company believes that holding the majority of its real estate properties will allow certain debt prepayment obligations to decrease as the loans secured by those properties move closer to maturity, which should create additional Stockholder value. The Company intends to use some of the proceeds from any strategic asset sales it closes to: (i) make renovations at certain remaining real estate properties, which the Company believes will increase property-level NOI and create additional Stockholder value; and (ii) pay a special distribution to its Stockholders. Depending on the number of properties the Company sells, it may adjust the ongoing distribution rate subsequent to such sales in order to maintain its current distribution coverage.

Thus, any Stockholder who tenders his or her Shares for purchase pursuant to the Tender Offer will not receive the benefit of any increase in Stockholder value realized from the Company’s updated strategy regarding its strategic alternatives and will not receive any subsequent regular distributions or any special distributions that may be paid by the Company.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors (a) makes no assurances with respect to (i) future regular or special distributions, if any or (ii) the timing of or ability to provide liquidity to the Stockholders and (b) also acknowledges that (i) it may amend, suspend or terminate the SRP without Stockholder approval upon 30 days’ notice and (ii) because the SRP only provides Stockholders with limited liquidity because of the limitations on the dollar value of Shares that may be redeemed described above, Stockholders should consider the timing of and the limited circumstances in which the SRP may provide liquidity and their own needs for liquidity when making a decision as to whether to tender their Shares to the Offerors pursuant to the Tender Offer.

(d)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On December 1, 2016, pursuant to the Company’s dividend reinvestment plan (the “DRIP”), the Company issued 47,318 Shares at $9.78 per Share, for aggregate proceeds from the issuance of approximately $0.5 million. On January 3, 2017, pursuant to the DRIP, the Company issued 53,379 Shares at $8.89 per Share, for aggregate proceeds from the issuance of approximately $0.5 million.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8. ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9, other than historical facts, may be deemed to be forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of representatives of the Advisor and Sub-Advisor, the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. The appraisal methodology for the Company’s real estate properties in connection with the calculation of the EVPS assumes the properties realize the projected net operating income and that investors would be willing to invest in such properties at similar capitalization rates. Though the appraisals of the real estate properties, with respect to CBRE, and the valuation estimates used in calculating the EVPS, with respect to the Advisor and the Company, are the respective party’s best estimates, as of September 30, 2016 or December 9, 2016, as applicable, the Company can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the Company’s real estate properties and the EVPS. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of the Company’s EVPS.

Although the Company has updated its strategy in relation to its exploration of strategic alternatives as described above, it can give no assurances that it will be successful. There are many factors that may affect the Company’s ability to execute such strategic alternatives including, among other factors, its ability to dispose of some of its real estate properties at the times and the prices it expects and its ability to fund and execute its plan to renovate certain of its real estate properties. Further, although the Company has updated its strategy in relation to its exploration of strategic alternatives and intends to pursue strategic asset sales for certain of its real estate properties and to renovate certain others, it can give no assurances that the execution of such strategy will create additional Stockholder value or that it will be able to continue to pay attractive distributions or pay a special distribution to the Stockholders at the time and at the amount it expects.

The forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and rental rates at its real estate properties; and other risks identified in Part I, Item 1A, “Risk Factors,” in the 2015 Form 10-K and Part II, Item 1A, “Risk Factors,” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 14, 2016, which sections are incorporated by reference herein.

ITEM 9. EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS LEGACY PARTNERS APARTMENT REIT, INC.

By:	/s/ Jeffrey K. Waldvogel
Name: Jeffrey K. Waldvogel
Title: Chief Financial Officer

Dated: January 10, 2017

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated January 10, 2017*

(a)(2)	Text of Letter/Email to Financial Advisors

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 18, 2016**

(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 14, 2016**

(e)(3)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 14, 2016**

(e)(4)	The Company’s Current Report on Form 8-K, filed with the SEC on December 15, 2016**

(g)	Not applicable

*	Included in copy mailed to Stockholders.
**	Incorporated herein by reference.